GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604)681-9588     Facsimile:  (604)688-4933

Email:  gtuskey@telus.net

October 6, 2004

VIA EDGAR/COURIER FILING

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Dear Sir/Madam:

Re:  Trend Technology Corporation (the "Company")

        - Form 10-SB - Registration Statement

        - CIK Number 0001137239

We are counsel for the Company.  We enclose the Company's Form 10-SB registration statement for filing with your office.  Should you have any questions and/or comments, please direct them to our office at the above contact details.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/ Gerald R. Tuskey

Gerald R. Tuskey